UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

QUANTUM CORPORATION

(Name of Issuer)

Common stock, $0.01 par value per share

(Title of Class of Securities)

747906501

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90045

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,607,611
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,607,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,607,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14.	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on 56,663,207 shares of Common Stock outstanding.

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,248,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,248,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,248,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14.	TYPE OF REPORTING PERSON IA

*	Percent of class is calculated based on 56,663,207 shares of Common Stock outstanding.

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,248,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,248,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,248,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 56,663,207 shares of Common Stock outstanding.

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS BRC Partners Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,248,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,248,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,248,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14.	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 56,663,207 shares of Common Stock outstanding.

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,359,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,359,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,359,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14.	TYPE OF REPORTING PERSON BD

*	Percent of class is calculated based on 56,663,207 shares of Common Stock outstanding.

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,740
	8	SHARED VOTING POWER 7,607,611
	9	SOLE DISPOSITIVE POWER 95,740
	10	SHARED DISPOSITIVE POWER 7,607,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,703,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 56,663,207 shares of Common Stock outstanding.

Preliminary Statement:

This Amendment No. 3 (the “Amendment”) hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2020, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on April 28, 2020, and by Amendment No. 2 to Schedule 13D, filed with the SEC on February 8, 2021 (as so amended, the “Schedule 13D”), relating to shares of Common Stock of Quantum Corporation, a Delaware corporation (the “Issuer” or “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5, Sections (a) and (b) of the Schedule 13D, and Schedules A and B are hereby amended and restated as follows:

(a) - (b)

1. As of the date hereof, BRPLP beneficially owned directly 2,248,511 shares of Common Stock representing 4.0% of the Issuer’s Common Stock, and BRS beneficially owned directly 5,359,100 shares of Common Stock, representing 9.5% of the Issuer’s Common Stock.

2. BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

3. BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS.

4. Bryant R. Riley may beneficially own 95,740 shares of Common Stock representing 0.2% of the Issuer’s Common Stock, of which (i) 10,199 shares are held as sole custodian for the benefit of Abigail Riley, (ii) 10,199 shares are held as sole custodian for the benefit of Charlie Riley, (iii) 10,198 shares are held as sole custodian for the benefit of Eloise Riley, (iv) 10,200 shares are held as sole custodian for the benefit of Susan Riley, and (v) 54,944 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust. Bryant R. Riley may also beneficially own the 7,607,611 shares of Common Stock, representing 13.4% of the Issuer’s Common Stock, held directly by BRF, BRPLP or BRS in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRF, BRPLP and BRS, or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein.

As of the date hereof, each of BRPLP, BRPGP, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, each of BRS and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRS.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on February 8, 2021)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2021

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

BRYANT R. RILEY

By:	/s/ Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Daniel Shribman[1] Chief Investment Officer	Chief Investment Officer of B. Riley Financial, Inc.; and President of B. Riley Principal Investments, LLC	299 Park Avenue, 21st Floor New York, NY 10171	United States
Robert L. Antin[2] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino[3] Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi K. Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the close of business on the date hereof, Daniel Shribman directly owned 95,238 shares of Common Stock. The aggregate purchase price of the 95,238 shares of Common Stock that were purchased by Mr. Shribman with personal funds is approximately $200,000. Mr. Shribman has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.
[2]	As of the close of business on the date hereof, Robert Antin directly owned 30,915 shares of Common Stock. The aggregate purchase price of the 30,915 shares of Common Stock that were purchased by Mr. Antin with personal funds is approximately $77,288. Mr. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.
[3]	As of the close of business on the date hereof, Robert D’Agostino directly owned 40,739 shares of Common Stock. The aggregate purchase price of the 40,739 shares of Common Stock that were purchased by Mr. D’Agostino with personal funds is approximately $81,228. Mr. D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
4/26/2020	Sale	310,000	$8.25	BRC Partners Opportunity Fund, L.P.
4/26/2020	Sale	630,000	$8.25	B. Riley Securities, Inc.